FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number: 1-10817

CELLTECH GROUP PLC

(Translation of registrant's name into English)

208 Bath Road, Slough, Berkshire SL1 3WE ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: AGM Statement released 22 May, 2003

Embargoed for release at 7am

22 May 2003

CELLTECH GROUP PLC
ANNUAL GENERAL MEETING STATEMENT

At today's Annual General Meeting (AGM) Celltech (LSE: CCH; NYSE: CLL) is providing an update on its trading performance for the first four months of this year and its acquisition of Oxford GlycoSciences plc ("OGS"), as well as reporting recent Board changes.

o Trading Performance

Celltech's business has performed well during the first four months of 2003, and the Company remains comfortable with current market expectations for 2003 earnings.

o Acquisition of OGS

Celltech's acquisition of OGS, announced in February, continues to progress to plan. Celltech now controls nearly 90% of the issued share capital of OGS, and intends to initiate shortly a compulsory purchase process for the remaining outstanding shares. Celltech has already completed its initial evaluation of OGS' business, and integration plans are now fully formulated and underway. Celltech management are installed in key positions to direct the rapid integration of key elements of the business and the planned divestment programme. Celltech expects the integration to be largely complete by the end of September.

Celltech has identified a number of high quality programmes and personnel, particularly in the oncology area, which it plans to absorb into its own operations. Several assets, identified as non-core to Celltech's operations, will be divested. Overall, Celltech anticipates that the acquisition of OGS will be both cash-neutral and earnings neutral, as originally stated at the time of its offer.

Dr Göran Ando, Chief Executive Officer, commented:

"Celltech continues to make advances with its pipeline of innovative new treatments addressing large therapeutic opportunities. Whilst we were disappointed by the discontinuation of clinical studies with Merck's lead PDE-4 inhibitor compound, CDP 870 continues to progress well in late-phase development in collaboration with Pfizer, and we expect four exciting new products to enter clinical development during 2003.

In addition, we believe that our acquisition of OGS will add important new scientific capabilities to Celltech, and will substantially accelerate and complement our own emerging efforts in the field of oncology.

Celltech's international pharmaceutical business is continuing to perform well, enabling the Company to sustain its substantial commitment to innovative R&D, in addition to successfully building specialist sales and marketing capabilities that will enable us to maximise the value generated from our innovative product pipeline."

o Board Changes

Following announcement of his appointment as Chief Executive Officer, Dr. Göran Ando, formerly Executive Vice President and President of R&D at Pharmacia, was appointed to Celltech's Board of Directors on 16 April 2003. Dr. Ando succeeds Dr. Peter Fellner, who has been CEO of Celltech since 1990. Dr. Fellner was appointed Non-Executive Chairman of Celltech on 16 April 2003, following the retirement of Mr. John Jackson. Mr. Jackson served as Chairman for over 20 years, during which time Celltech evolved from an early-stage, research-based company into one of the largest European biotechnology companies.

A series of planned changes is also ongoing amongst Celltech's Non-Executive Directors. Mr John Baker, who has served as a Deputy Chairman during the past three years, will retire from Celltech's Board after today's AGM, and Mr Hugh Collum, who has also served as a Deputy Chairman since 1999, plans to retire from the Board in July. The Board thanks them both for their valuable contributions, during a demanding period in which the Company has achieved substantial growth.

As previously announced, Mr Philip Rogerson was appointed as a Non-Executive Director in March 2003, and it is planned that he will be appointed as Senior Independent Director after today's AGM. He will also be joining the Remuneration and Audit Committees. Mr Rogerson has an extensive background in finance, including a period as Chief Financial Officer of British Gas.

In addition, Mr Peter Cadbury was appointed as a Non-Executive Director in April 2003. Mr Cadbury has an extensive background in corporate finance, including periods as Deputy Chairman of Morgan Grenfell & Co. (now the investment bank of Deutsche Bank) and Chairman of Close Brothers Corporate Finance.

Contacts:

Dr. Göran Ando	Chief Executive Officer	(44) (0) 1753 534655
Peter Allen	Deputy CEO and CFO
Richard Bungay	Director of Corporate Communications

Jon Coles	Brunswick (London)	(44) (0) 207 404 5959
Fiona Fong	Brunswick (London)
Cindy Leggett-Flynn	Brunswick (New York)	(1) (212) 333 3810

Celltech Group plc (LSE: CCH; NYSE: CLL) is one of Europe's largest biotechnology companies, with an extensive late stage development pipeline and a profitable, cash-generative pharmaceutical business. Celltech also possesses drug discovery capabilities of exceptional strength, including a leading position in antibody engineering. More details can be found at http://www.celltechgroup.com/.

Celltech desires to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995, with respect to forward-looking statements contained within this document. In particular certain statements with regard to the conduct of clinical trials with CDP 870 and other development products and the integration of OGS' operations into Celltech, including the feasibility of planned divestments, the ability to generate cost synergies and the timing of integration benefits, are all forward-looking in nature. By their nature forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. In addition to factors set forth elsewhere in this document, the following factors, although not exhaustive, could cause actual results to differ materially from those the Company expects: pricing and product initiatives of the Company's competitors, including the introduction of branded competition or generic substitution for the Company's products, unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, results from clinical trials, studies and investigations that are inconsistent with previous results and the Company's expectations, unavailability of raw materials or other interruptions in production or product distribution both internal and external, unexpected difficulties in the scale-up of production to viable commercial levels, unexpected fluctuations in production yields for development products, fluctuations in currency exchange rates and the failure of the Company's development, manufacturing and marketing partners to perform their contractual obligations. Other factors that could affect these forward-looking statements are described in the Company's reports filed with the US Securities and Exchange Commission. The forward-looking statements included in this document represent the Company's best judgment as of the date hereof based in part on preliminary information and certain assumptions which management believes to be reasonable. The Company disclaims any obligation to update these forward-looking statements

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                           CELLTECH GROUP PLC
                                                                                                                                                           (Registrant)

                                                                                                                                                           By: /s/ PETER ALLEN
                                                                                                                                                           Peter Allen
                                                                                                                                                           Chief Financial Officer

Dated: 22 May, 2003